Exhibit 7

AMENDING AGREEMENT

THIS AMENDING AGREEMENT dated effective the 6th day of February, 2014.

BETWEEN:

TRIBUTE PHARMACEUTICALS CANADA INC., a corporation organized under the laws of Ontario,

(hereinafter called the "Tribute"),

- and –

SCOTT LANGILLE., of the Town of Milton in the Province of Ontario,

(hereinafter called the "Executive"),

WHEREAS Tribute (formerly Stellar Pharmaceuticals Inc.) and the Executive entered into an Executive Employment Agreement (the "Agreement") dated December 1, 2011;

AND WHEREAS the parties hereto desire to make certain amendments to the Agreement as set forth herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

The definition of EBITDA in the Agreement is replaced with the following definition:

"EBITDA" means earnings before interest, taxes, depreciation, amortization, expense relating to the issuance of employee, director or officer stock options, and excludes any expenses for newly licensed or acquired products not approved for sale in 2014, all expenses specifically attributable to the development and licensing of Bezalip SR in the United States of America, provided however, that should the Corporation receive any milestone payment, royalty or any other source of revenue from licensing efforts in 2014 that positively impact the Gross Revenue at any time in 2014, than all such expenses related to the development, licensing or any other source related to Bezalip SR in the US shall be included in any EBITDA calculation, and any other expenses related to new projects or investor relation initiatives not currently captured in the Approved Budget as approved by the Board of Directors.

The following shall be in inserted after the second bullet point on page 8 of the Agreement.

If the Gross Revenue or EBITDA targets are not achieved in 2014 but:

(i)           90% to 95% of the Gross Revenue Target is achieved the Executive shall be entitled to 90% of the number of Options that would have vested if the Gross Revenue Target had been achieved;

(ii)          95% to 100% of the Gross Revenue Target is achieved the Executive shall be entitled to 95% of the number of Options that would have been issued if the Gross Revenue Target had been achieved;

(iii)         90% to 95% of the EBITDA Target is achieved the Executive shall be entitled to 90% of the number of Options that would have vested if the EBITDA Target had been achieved;

(iv)         95% to 100% of the EBITDA Target is achieved the Executive shall be entitled to 95% of the number of Options that would have vested if the EBITDA Target had been achieved.

The first paragraph on page 8 which commences with the words "The options in (ii) above shall have an exercise price…" is deleted in its entirety and the parties acknowledge that all options granted pursuant to the Agreement were issued on December 1, 2011 with an exercise price of $0.57 and an expiry date of December 1, 2016.

In all other respects, the terms of the Agreement shall remain in full force and effect between the parties and are otherwise unamended.

Unless otherwise defined herein, capitalized terms used herein shall have the meaning ascribed thereto in the Agreement.

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TRIBUTE PHARMACEUTICALS CANADA INC.

By:	/s/ Arnold Tenney
Name: Arnold Tenney
Title: Director

/s/ Scott Langille
SCOTT LANGILLE